SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: May 31, 2004

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA STR.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On May 15, 2004, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") filed Affiliated Persons Report for the fiscal quarter ended March 31, 2004 (the "Affiliated Persons Report") with the Russian Federal Service for Financial Market ("FSFM") as required by the Russian Federation's securities legislation. A copy of the report is attached hereto as Exhibit 99.

The requirements for the contents of the Affiliated Persons Report and criteria for the information to be disclosed in the Affiliated Persons Report are established by the laws and regulations of the Russian Federation. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

Terms used in the Affiliated Persons Report have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

For any questions concerning the Affiliated Persons Report, contact Olga V. Mokhoreva, Head of the Securities Department OJSC Rostelecom, by phone at +7 (095)973-9940, by facsimile at +7 (095)787-2850 or by e-mail at mokhoreva@hq.rt.ru

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2004	By: /signed/ Vladimir I. Androsik Name: Vladimir I. Androsik Title: Deputy General Director - Finance Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	English translation of the Affiliated Persons Report for the fiscal quarter ended March 31, 2004.

Exhibit 99

AFFILIATED PERSONS REPORT

Open Joint Stock Company Long-distance
and International Telecommunications
 ROSTELECOM

(Issuer code: 00124-A)

as of March 31, 2004

General Director                                                                                                                                                                      Dmitry Ye. Yerokhin

(Seal)

LIST OF AFFILIATED PERSONS

Affiliated person	Number of Company's stock held by person	Equity stake of person, %
Name: Stanislav P. Avdiyants Residence: Moscow Status: Member of the Board of Directors (Supervisory Board) Elected: June 20, 2003	Ordinary: 1,100 Preferred: 6,800	0.00081%
Name: Vadim Ye. Belov Residence: Moscow Status: Member of the Board of Directors (Supervisory Board) Elected: June 20, 2003	-	-
Name: Nikolay P. Yemelyanov Residence: Veliky Novgorod Status: Member of the Board of Directors (Supervisory Board) Elected: June 20, 2003	-	-
Name: Sergey I. Kuznetsov Residence: Saint-Petersburg Status: Member of the Board of Directors (Supervisory Board) Elected: June 20, 2003	-	-
Name: Alexander V. Lopatin Residence: Moscow Status: Member of the Board of Directors (Supervisory Board) Elected: June 20, 2003 Status: Member of collective executive body Elected: June 1, 2002	-	-
Name: Stanislav N. Panchenko Residence: Moscow Status: Member of the Board of Directors (Supervisory Board) Elected: June 20, 2003	-	-
Name: Victor A. Polishchouk Residence: Moscow Status: Member of the Board of Directors (Supervisory Board) Elected: June 20, 2003	-	-
Name: Irina M. Ragozina Residence: Moscow Status: Member of the Board of Directors (Supervisory Board) Elected: June 20, 2003	-	-
Name: Michael V. Slipenchouk Residence: Moscow Status: Member of the Board of Directors (Supervisory Board) Elected: June 20, 2003	-	-
Name: Yevgeny V. Yurchenko Residence: Moscow Status: Member of the Board of Directors (Supervisory Board) Elected: June 20, 2003	-	-
Name: Valery N. Yashin Residence: Moscow Status: Member of the Board of Directors (Supervisory Board) Elected: June 20, 2003	-	-
Name: Sergey L. Akopov Residence: Saint-Petersburg Status: Member of collective executive body Elected: April 15, 2003	-	-
Name: Vladimir I. Androsik Residence: Saint-Petersburg Status: Member of collective executive body Elected: June 1, 2002	-	-
Name: Dmitry M. Gurevich Residence: Moscow Status: Member of collective executive body Elected: August 13, 2003	-	-
Name: Dmitry Ye. Yerokhin Residence: Moscow Status: Member of collective executive body Elected: June 1, 2002 Status: Sole executive body Elected: November 11, 2003	Ordinary: - Preferred: 3,600	0.00037%
Name: Vadim Y. Izotov Residence: Saint-Petersburg Status: Member of collective executive body Elected: June 1, 2002	-	-
Name: Igor A. Kalugin Residence: Saint-Petersburg Status: Member of collective executive body Elected: April 15, 2003	-	-
Name: Alexander A. Lutsky Residence: Saint-Petersburg Status: Member of collective executive body Elected: June 1, 2002	-	-
Name: Vladimir K. Mironov Residence: Saint-Petersburg Status: Member of collective executive body Elected: June 1, 2002	-	-
Name: Galina V. Rysakova Residence: Moscow Status: Member of collective executive body Elected: December 3, 2003	-	-
Name: Dmitry V. Sigalov Residence: Saint-Petersburg Status: Member of collective executive body Elected: August 13, 2003	-	-
Name: Vladimir V. Terekhov Residence: Saint-Petersburg Status: Member of collective executive body Elected: June 1, 2002	-	-
Name: Gioulnara Sh. Khasianova Residence: Moscow Status: Member of collective executive body Elected: April 15, 2003	Ordinary: 964 Preferred: 1,503	0.00025%
Name: Dagestan Open Joint Stock Company of Communications and Informatics Location: 367012, Republic of Dagestan, city of Makhachkala, Lenin st., bld.1 Postal address: 367012, Republic of Dagestan, city of Makhachkala, Lenin st., bld.1 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: Dagestan OJSC of Communications and Informatics is an entity directly controlled by OJSC Svyazinvest. Effective from: September 18, 1995	-	-
Name: Subsidiary company, Closed Joint Stock Company Armavir plant for manufacturing of communications equipment Location: 352903, Krasnodar region,city of Armavir,Urupskaya st.,bld. 1A Postal address: 352903, Krasnodar region,city of Armavir,Urupskaya st.,bld. 1A Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: Subsidiary company, CJSC Armavir plant for manufacturing of communications equipment is an entity under indirect control of OJSC Svyazinvest. Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Company Avtocentre Yug Location: 353900, Krasnodar region, city of Novorossiysk, Myskhakskoye av., bld.48 Postal address: 353900, Krasnodar region, city of Novorossiysk, Myskhakskoye av., bld.48 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CSJC Avtocentre Yug is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Company AKIB for development of communications means and informatics Pochtobank Location: 614600, city of Perm, Lenin st., bld. 68 Postal address: 614600, city of Perm, Lenin st., bld. 68 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC AKIB for development of communications means and informatics Pochtobank is an entity under indirect control of OJSC Svyazinvest Effective from: March 31, 2003	Ordinary: 82,000 Preferred: -	0,0084%
Name: Closed Joint Stock Company Altai Investment Company Altincom Location: 656049, city of Barnaul, Papanin st., bld. 96 Postal address: 656049, city of Barnaul, Papanin st., bld. 96 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Altai Investment Company Altincom is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Compan Altel Location: 656099, city of Barnaul, Lenin av., bld.54B Postal address: 656099, city of Barnaul, Lenin av., bld.54B Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Altel is an entity under indirect control of OJSC Svyazinvest Effective from: September 30, 2003	-	-
Name: Closed Joint Stock Compan AMT Location: 123007,city of Moscow, Khoroshevskoe av., bld. 42a Postal address: 123007,city of Moscow, Khoroshevskoe av., bld. 42a Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC AMT is an entity under indirect control of OJSC Svyazinvest Effective from: March 31, 2003	-	-
Name: Closed Joint Stock Company Baikalwestcom Location: 664005, city of Irkutsk, 2d Zheleznodorozhnaya, bld. 68 Postal address: 664005, city of Irkutsk, 2d Zheleznodorozhnaya, bld. 68 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Baikalwestcom is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Company Briz Ltd. Location: 121002, city of Moscow, Starokonushenniy per.,bld. 17/1 Postal address: 121002, city of Moscow, Starokonushenniy per.,bld. 17/1 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Briz Ltd. is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Company Vladimir-Teleservice Location: 600017, city of Vladimir, Gorokhovaya st., bld. 20 Postal address: 600017, city of Vladimir, Gorokhovaya st., bld. 20 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Vladimir-Teleservice is an entity under indirect control of OJSC Svyazinvest Effective from: March 31, 2003	-	-
Name: Closed Joint Stock Company Vologodsk cellular communications Location: city of Vologda, Zosimovskaya st., bld. 109 Postal address: city of Vologda, Zosimovskaya st., bld. 109 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Vologodsk cellular communications is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Company VSNET Location: Khanty-Mansiisk Autonomous area, city of Surgut, Kukuevitskiy st., bld. 6 Postal address: Khanty-Mansiisk Autonomous area, city of Surgut, Kukuevitskiy st., bld. 6 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC VSNET is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Company Dagestan cellular communications Location: 367012,city of Makhachkala, Lenin st, bld.3 Postal address: 367012,city of Makhachkala, Oscar st., bld. 7 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Dagestan cellular communications is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Company Yeniseytelecom Location: 660017,city of Krasnoyarsk-17, Mira av., bld.102 Postal address: 660017,city of Krasnoyarsk-17, Mira av., bld.102 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Yeniseytelecom is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Company Ermak RMS Location: Tumensk region, city of Khanty-Mansiisk, Komintern st., bld. 3 Postal address: Tumensk region, city of Khanty-Mansiisk, Komintern st., bld. 3 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Ermak RMS is an entity under indirect control of OJSC Svyazinvest Effective from: March 3, 2003	-	-
Name: Closed Joint Stock Company Infinvest Location: 614070, city of Perm, Gagarin blvd., bld. 32 Postal address: 614070, city of Perm, Gagarin blvd., bld. 32 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Infinvest is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Company Mobile telecommunications Location: 119121, city of Moscow, Pluschikha st., bld. 55/2 Postal address: 119121, city of Moscow, Pluschikha st., bld. 55/2 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Mobile telecommunications is an entity under indirect control of OJSC Svyazinvest Effective from: September 15, 1998	-	-
Name: Closed Joint Stock Company CenterTelecomService of Moscow district Location: 115446, Moscow, Kolomensky pr. 1A Postal address: 115446, Moscow, Kolomensky pr. 1A Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC CenterTelecomService of Moscow district is an entity under indirect control of OJSC Svyazinvest Effective from: July 28, 2003	-	-
Name: Closed Joint Stock Company Narodny Telephone Saratov Location: 410600, city of Saratov, Kiselev st., bld. 40 Postal address: 410600, city of Saratov, Kiselev st., bld. 40 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Narodny Telephone Saratov is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Company Nizhegorodsk cellular communications Location: 603000, city of Nizhniy Novgorod, M. Gorky sq., Dom Svyazi Postal address: 603000, city of Nizhniy Novgorod, M. Gorky sq., Dom Svyazi Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Nizhegorodsk cellular communications is an entity under indirect control of OJSC Svyazinvest Effective from: March 31, 2003	-	-
Name: Closed Joint Stock Company Nizhegorodteleservice Location: 603000, city of Nizhniy Novgorod, M. Gorky sq., Dom Svyazi Postal address: 603000, city of Nizhniy Novgorod, M. Gorky sq., Dom Svyazi Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Nizhegorodteleservice is an entity under indirect control of OJSC Svyazinvest Effective from: March 31, 2003	-	-
Name: Closed Joint Stock Company NovgorodDatacom Location: city of Veliky Novgorod, Pankovka, Industrialyanya st., bld.22 Postal address: city of Veliky Novgorod, Michailova st., bld. 20 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC NovgorodDatacom is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Company Recreational complex Orbita Location: 352840, Krasnodar region, Tuapse district, village Olginka Postal address: 352840, Krasnodar region, Tuapse district, village Olginka Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Recreational complex Orbita is an entity under indirect control of OJSC Svyazinvest Effective from: March 31, 2003	-	-
Name: Closed Joint Stock Company Orenburg GSM Location: 460000, city of Orenburg, Volodarskogo st., bld.11 Postal address: 460052, city of Orenburg, P.B. 2153 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Orenburg GSM is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Company Open telecommunications Location: 103375, city of Moscow, Tverskaya st., bld.7 Postal address: 103375, city of Moscow, Tverskaya st., bld.7 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Open telecommunications is an entity under indirect control of OJSC Svyazinvest Effective from: July 28, 2003	-	-
Name: Closed Joint Stock Company Permtelecom Location: 614000, city of Perm, Podlesnaya st., bld.45 Postal address: 614000, city of Perm, Podlesnaya st., bld.45 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Permtelecom is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Company Puls Radio Yoshkar Ola Location: city of Yoshkar Ola, Sovetskaya st., bld.138 Postal address: city of Yoshkar Ola, Sovetskaya st., bld.138 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Puls Radio Yoshkar Ola is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Company Region-net Location: 630099, city of Novosibirsk, Dobrolubov st., bld.12 Postal address: 630099, city of Novosibirsk, Dobrolubov st., bld.12 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Region-net is an entity under indirect control of OJSC Svyazinvest Effective from: March 31, 2003	-	-
Name: Closed Joint Stock Company Rostelegraph Location: 103375, city of Moscow, Tverskaya st., bld.7 Postal address: 103375, city of Moscow, Tverskaya st., bld.7 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Rostelegraph is an entity under indirect control of OJSC Svyazinvest Effective from: March 31, 2003	-	-
Name: Closed Joint Stock Company RusLeasingSvyaz Location: 117909, city of Moscow, 2d Spasonalivkovskiy per., bld.6 Postal address: 117909, GSP-1, V49, city of Moscow, 2d Spasonalivkovskiy per., bld.6 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC RusLeasingSvyaz is an entity under indirect control of OJSC Svyazinvest Effective from: May 29, 1997	-	-
Name: Closed Joint Stock Company Saint-Petersburg center of Telecommunications Location: 193232, city of Saint-Petersburg, Bolshevikov pr., bld.24 Postal address: 199053, city of Saint-Petersburg, 3d line VO, bld.30/32 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Saint-Petersburg center of Telecommunications is an entity under indirect control of OJSC Svyazinvest Effective from: March 31, 2003	-	-
Name: Closed Joint Stock Company Svyazinformcomplect Location: 454087, city of Chelyabinsk , Darwin st., bld.4A Postal address: 454087, city of Chelyabinsk , Darwin st., bld.4A Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Svyazinformcomplect is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Company Svyazproekt Location: 123824, city of Moscow , Narodnoe opolchenie st., bld.29/2 Postal address: 123824, city of Moscow , Narodnoe opolchenie st., bld.29/2 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Svyazproekt is an entity under indirect control of OJSC Svyazinvest Effective from: September 30, 2003	-	-
Name: Closed Joint Stock Company Cellular communications of Birobidjan Location: 682200, city of Birobidjan, 60-years Anniversary of the USSR av., bld.16 Postal address: 682200, city of Birobidjan, 60-years Anniversary of the USSR av., bld.16 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Cellular communications of Birobidjan is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Company Cellular communications of Mordovia Location: 430000, city of Saransk, Bolshevistskaya st., bld.13 Postal address: 430000, city of Saransk, Bolshevistskaya st., bld.13 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Cellular communications of Mordovia is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Company Startcom Location: 117909, city of Moscow, 2d Spasonalivkovskiy per., bld.6 Postal address: 129010, city of Moscow, Bol. Spasskaya st., 12, office 56 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Startcom is an entity under indirect control of OJSC Svyazinvest Effective from: August 20, 1998	-	-
Name: Closed Joint Stock Company Stack GSM Location: 650099, city of Kemerovo, Sovetskiy pr., bld.61 Postal address: 650099, city of Kemerovo, Sovetskiy pr., bld.61 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Stack GSM is an entity under indirect control of OJSC Svyazinvest Effective from: March 31, 2003	-	-
Name: Closed Joint Stock Company Telegraph Location: 103009, city of Moscow, Tverskaya st., bld.7 Postal address: 103009, city of Moscow, Tverskaya st., bld.7 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Telegraph is an entity under indirect control of OJSC Svyazinvest Effective from: July 28, 2003	-	-
Name: Closed Joint Stock Company Telesvyazinform Location: 430000, city of Saransk, Bolshevistskaya st., bld.13 Postal address: 430000, city of Saransk, Bolshevistskaya st., bld.13 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Telesvyazinform is an entity under indirect control of OJSC Svyazinvest Effective from: July 28, 2003	-	-
Name: Closed Joint Stock Company Telecom-Alaniya Location: Republic of Northern Ossetia, 362040, city of Vladikavkaz, Kirova st., bld.47 Postal address: Republic of Northern Ossetia, 362040, city of Vladikavkaz, Kirova st., bld.47 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Telecom-Alaniya is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Company TyumenRusCom Location: 625048, city of Tyumen, Malygina st., bld.56 Postal address: 625048, city of Tyumen, Malygina st., bld.56 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC TyumenRusCom is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Company Ul'yanovsk-GSM Location: 432601, city of Ul'yanovsk, Tolstogo st., bld.60 Postal address: 432063, city of Ul'yanovsk,, Krasnoarmeysk st., bld.41 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Ul'yanovsk-GSM is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Company Ural-Teleservice Location: 620110, city of Ekaterinburg, Lunacharskogo st., bld.134B Postal address: 620027, city of Ekaterinburg, Shevchenko st., bld.9/423 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Ural-Teleservice is an entity under indirect control of OJSC Svyazinvest Effective from: March 31, 2003	-	-
Name: Closed Joint Stock Company Uralwestcom Location: 620026, city of Ekaterinburg, Dekabristov st., bld.20 Postal address: 620026, city of Ekaterinburg, Dekabristov st., bld.20 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Uralwestcom is an entity under indirect control of OJSC Svyazinvest Effective from: March 31, 2003	-	-
Name: Closed Joint Stock Company FK-Svyaz Location: 109316, city of Moscow, Volgogradsky av., bld.14 Postal address: 105023, city of Moscow, Malaya Semenovskaya st. Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC FK-Svyaz is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Company Centel Location: 103375, city of Moscow, Tverskaya st., bld. 7 Postal address: 103375, city of Moscow, Tverskaya st., bld. 7 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Centel is an entity under indirect control of OJSC Svyazinvest Effective from: July 28, 2003	-	-
Name: Closed Joint Stock Company Center for introduction of specialized systems Location: 454005, city of Chelyabinsk, Kirova st., bld. 161 Postal address: 454005, city of Chelyabinsk, Kirova st., bld. 161 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Center for introduction of specialized systems is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Company Logistics center Location: 350001, city of Krasnodar, Vishnyakov st., bld. 5/2 Postal address: 350001, city of Krasnodar, Vishnyakov st., bld. 5/2 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Logistics center is an entity under indirect control of OJSC Svyazinvest Effective from: July 28, 2003	-	-
Name: Closed Joint Stock Company CenterTelecomService Location: 141400, Moscow region, city of Khimki, Proletarskaya st., bld. 23/101 Postal address: 130031, city of Moscow, Dmitrovskiy per., bld. 3/1 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC CenterTelecomService is an entity under indirect control of OJSC Svyazinvest Effective from: July 28, 2003	-	-
Name: Closed Joint Stock Company Digital telecommunications Location: 428000, city of Cheboksary, Gagarin st., bld. 20A Postal address: 428000, city of Cheboksary, Gagarin st., bld. 20A Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Digital telecommunications is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Company Yugsvyazstroy Location: 352840, city of Krasnjdar, Ayvazovskiy st., bld. 110/1 Postal address: 352840, city of Krasnjdar, Ayvazovskiy st., bld. 110/1 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC Yugsvyazstroy is an entity under indirect control of OJSC Svyazinvest Effective from: July 28, 2003	-	-
Name: Closed Joint Stock Company South-Siberian Cellular Communications Location: city of Barnaul, Severo-Zapadnaya st., bld. 13 Postal address: city of Barnaul, Severo-Zapadnaya st., bld. 13 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC South-Siberian Cellular Communications is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Closed Joint Stock Company South-Urals Cellular Phone Location: 454000, city of Chelyabinsk, Vorovskiy st., bld. 46 Postal address: 454000, city of Chelyabinsk, Vorovskiy st., bld. 46 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: CJSC South-Urals Cellular Phone is an entity under indirect control of OJSC Svyazinvest Effective from: March 31, 2003	-	-
Name: Non-Governmental Pension Fund Region-Svyaz Location: 454000, city of Chelyabinsk, Tsvilling st., bld. 10 Postal address: 454000, city of Chelyabinsk, Tsvilling st., bld. 10 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: PF Region-Svyaz is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Non-Governmental Pension Fund Svyazist Location: 454000, city of Chelyabinsk, Tsvilling st., bld. 10 Postal address: 454000, city of Chelyabinsk, Tsvilling st., bld. 10 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: PF Svyazist is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Non-Profit Partnership Center for studies of problems of telecommunications development Location: 4119121, city of Moscow, Pluschikha st., bld. 55/2 Postal address: 119121, city of Moscow, Smolenskaya st., bld. 3 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: NPP Center for studies of problems of telecommunications development is an entity under indirect control of OJSC Svyazinvest Effective from: March 31, 2003	-	-
Name: Limited Liability Company Intmashservice Location: 400131, city of Volgograd, Golubinskaya st., bld. 8 Postal address: 400131, city of Volgograd, Golubinskaya st., bld. 8 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC Intmashservice is an entity under indirect control of OJSC Svyazinvest Effective from: July 28, 2003	-	-
Name: Limited Liability Private Security Service Company Defense Location: 400005, city of Volgograd, Sovetskaya st., bld. 47/1 Postal address: 400131, city of Volgograd, Mira st., bld.9 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC Defense is an entity under indirect control of OJSC Svyazinvest Effective from: July 28, 2003	-	-
Name: Limited Liability Company AMT Location: city of S.Petersburg, Sinopskiy emb., bld. 14 Postal address: 191186, city of S.Petersburg, Bol'shaya Morskaya st., bld.3-5 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC AMT is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Limited Liability Company Artelecom Service Location: 163071, city of Arkhangelsk, Priorov pr., bld.4 Postal address: 163071, city of Arkhangelsk, Priorov pr., bld.4 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC Artelecom Service is an entity under indirect control of OJSC Svyazinvest Effective from: July 28, 2003	-	-
Name: Limited Liability Company Bona Location: 163061, city of Arkhangelsk, Troitskiy pr., bld. 45 Postal address: 163061, city of Arkhangelsk, Troitskiy pr., bld. 45 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC Bona is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Limited Liability Company Vlad Page Location: 600000, city of Vladimir, Gorkogo st., bld. 42 Postal address: 600000, city of Vladimir, Gorkogo st., bld. 42 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC Vlad Page is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Limited Liability Company Vladimir Payphones Location: 600014, city of Vladimir, Stroiteley st., bld. 32B Postal address: 600014, city of Vladimir, Stroiteley st., bld. 32B Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC Vladimir Payphones is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Limited Liability Company Vyatka Page Location: city of Kirov, Ural'skaya st., bld. 1 Postal address: city of Kirov, Oktyabrsky av., bld. 115 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC Vyatka Page is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Limited Liability Company Vyatskaya Cellular Communications Location: city of Kirov, Ural'skaya st., bld. 1 Postal address: city of Kirov, Ural'skaya st., bld. 1 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC Vyatskaya Cellular Communications is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Limited Liability Company Vyatskaya Giprosvyaz-Consulting Location: 123298, city of Moscow, Khoroshevskaya 3d st., bld. 11 Postal address: 123298, city of Moscow, Khoroshevskaya 3d st., bld. 11 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC Giprosvyaz-Consulting is an entity under indirect control of OJSC Svyazinvest Effective from: July 28, 2003	-	-
Name: Limited Liability Company MobilCom Location: 600017, city of Vladimir, Mira st., bld. 17 Postal address: 600017, city of Vladimir, Mira st., bld. 17 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC MobilCom is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Limited Liability Company Pagetelecom Location: Cherepovets, pr. Stroiteley 6, 162627 Vologodskaya obl. Postal address: Cherepovets, pr. Stroiteley 6, 162627 Vologodskaya obl. Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC Pagetelecom is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Limited Liability Company Radio-Rezonans Location: Oksky s'ezd 8, 603022 Nizhny Novgorod Postal address: Oksky s'ezd 8, 603022 Nizhny Novgorod Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC Radio-Rezonans is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Limited Liability Company Russian-American Joint Venture Izhcom Location: st. Karl Marx 206, 426057 Izhevsk Postal address: st. Karl Marx 206, 426057 Izhevsk Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC Russian-American Joint Venture Izhcom is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Limited Liability Company Svyaz-Service-Irga Location: st. Esenina 21, 390046 Ryazan Postal address: st. Esenina 21, 390046 Ryazan Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC Svyaz-Service-Irga is an entity under indirect control of OJSC Svyazinvest Effective from: July 28, 2003	-	-
Name: Limited Liability Company SvyazProjectService Location: 3 Khoroshovskaya st. 11, 123298, Moscow Postal address: 3 Khoroshovskaya st. 11, 123298, Moscow Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC SvyazProjectService is an entity under indirect control of OJSC Svyazinvest Effective from: July 28, 2003	-	-
Name: Limited Liability Company TelecomTerminal Location: pr. Lenina 13, 153000, Ivanovo Postal address: pr. Lenina 13, 153000, Ivanovo Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC TelecomTerminal is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Limited Liability Company Telecomstroy Location: st. Parizhskoy Kommuny 92, 153017, Ivanovo Postal address: 2 Minsky per. 16, 153017, Ivanovo Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC Telecomstroy is an entity under indirect control of OJSC Svyazinvest Effective from: September 30, 2003	-	-
Name: Limited Liability Company Tyumentelecom-Invest Location: st. Respubliki 56, 625000 Tyumen Postal address: st. Respubliki 56, 625000 Tyumen Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC Tyumentelecom-Invest is an entity under indirect control of OJSC Svyazinvest Effective from: July 28, 2003	-	-
Name: Limited Liability Company Mobile network-450 of Udmurtia Location: st. Pushkinskaya 206, 426034, Izhevsk Postal address: st. Pushkinskaya 206, 426034, Izhevsk Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC Mobile network-450 of Udmurtia is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Limited Liability Company UralInform TV Location: st. Krupskoy 2, 614060 Perm Postal address: st. Krupskoy 2, 614060 Perm Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC UralInform TV is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Limited Liability Company Uralcom Location: st. Krupskoy 2, 614060 Perm Postal address: st. Krupskoy 2, 614060 Perm Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC Uralcom is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Limited Liability Company Faktorial-99 Location: per.Bratsky 47, 344082, Rostov-on-Don Postal address: per.Bratsky 47, 344082, Rostov-on-Don Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC Faktorial-99 is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Limited Liability Company Centrum Location: st. Antikainena 22, 185000 Petrozavodsk Postal address: st. Antikainena 22, 185000 Petrozavodsk Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC Centrum is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Limited Liability Company South-Giprosvyaz Location: st. Gagarina 67, 350062 Krasnodar Postal address: st. Gagarina 67, 350062 Krasnodar Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC South-Giprosvyaz is an entity under indirect control of OJSC Svyazinvest Effective from: July 28, 2003	-	-
Name: Limited Liability Security Service Company Communications security Location: st. Karpinskogo 63, 614022 Perm Postal address: st. Karpinskogo 63, 614022 Perm Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC Communications security is an entity under indirect control of OJSC Svyazinvest Effective from: July 28, 2003	-	-
Name: Limited Liability Private Security Company ROS Location: st. Dzerzhinskogo 30, 440062 Penza Postal address: st. Dzerzhinskogo 30, 440062 Penza Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC ROS is an entity under indirect control of OJSC Svyazinvest Effective from: December 1, 2002	-	-
Name: Limited Liability Security Service Company Ekrantelecom Location: st. Pirogova 13, 634034 Tomsk Postal address: st. Pirogova 13, 634034 Tomsk Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLC Ekrantelecom is an entity under indirect control of OJSC Svyazinvest Effective from: July 28, 2003	-	-
Name: Open Joint Stock Company A-svyaz Location: st. B. Khmelnitskogo 42, 675000 Amurskaya obl., Blagoveshchensk Postal address: st. Shevchenko 7, 675000 Amurskaya obl., Blagoveshchensk Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: OJSC A-svyaz is an entity under indirect control of OJSC Svyazinvest Effective from: October 10, 2002	-	-
Name: Open Joint Stock Company VolgaTelecom Location: pl. Maxima Gorkogo, Dom Svyazi, 603000 Nizhny Novgorod Postal address: pl. Maxima Gorkogo, Dom Svyazi, 603000 Nizhny Novgorod Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: OJSC VolgaTelecom is an entity under direct control of OJSC Svyazinvest Effective from: July 8, 1997	-	-
Name: Open Joint Stock Company Giprosvyaz Location: 3 Khoroshovskaya 11, 123298 Moscow Postal address: 3 Khoroshovskaya 11, 123298 Moscow Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: OJSC Giprosvyaz is an entity under direct control of OJSC Svyazinvest Effective from: July 8, 1997	-	-
Name: Open Joint Stock Company Dalsvyaz Location: st. Svetlanskaya 57, 690600 Vladivostok Postal address: st. Svetlanskaya 57, 690600 Vladivostok Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: OJSC Dalsvyaz is an entity under direct control of OJSC Svyazinvest Effective from: July 8, 1997	-	-
Name: Open Joint Stock Company InfoTeKS Taganrog Telecom Location: st. Oktyabrskaya 19, 347920 Rostovskaya obl., Taganrog Postal address: st. Oktyabrskaya 19, 347920 Rostovskaya obl., Taganrog Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: OJSC InfoTeKS Taganrog Telecom is an entity under indirect control of OJSC Svyazinvest Effective from: October 10, 2002	-	-
Name: Open Joint Stock Company Kostroma intercity telephone network Location: st. Gagarina 6, 156023 Kostroma Postal address: st. Gagarina 6, 156023 Kostroma Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: OJSC Kostroma intercity telephone network is an entity under direct control of OJSC Svyazinvest Effective from: July 8, 1997	-	-
Name: Open Joint Stock Company Lensvyaz Location: st. B. Morskaya 61, 190000 St-Petersburg Postal address: st. B. Morskaya 61, 190000 St-Petersburg Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: OJSC Lensvyaz is an entity under direct control of OJSC Svyazinvest Effective from: July 8, 1997	-	-
Name: Open Joint Stock Company NGTS-Page Location: st. Vystavochnaya 15/3, Novosibirsk-78 Postal address: st. Siberyakov Gvardeitsev 22, Novosibirsk-78 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: OJSC NGTS-Page is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Open Joint Stock Company Regional information network Location: st. Kirova 86, 630102 Novosibirsk Postal address: st. Trudovaya 1, Novosibirsk Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: OJSC Regional information network is an entity under indirect control of OJSC Svyazinvest Effective from: July 28, 2003	-	-
Name: Open Joint Stock Company Russian Telecommunication network Location: city of Moscow, Maroseyka st., bld. 2/15 Postal address: city of Moscow, Profsouznaya st., bld. 108 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: OJSC Russian Telecommunication network is an entity under indirect control of OJSC Svyazinvest Effective from: 2004	-	-
Name: Open Joint Stock Company Svyaz of Komi Republic Location: st. Lenina 60, 167610 Syktyvkar Postal address: st. Lenina 60, 167610 Syktyvkar Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: OJSC Svyaz of Komi Republic is an entity under direct control of OJSC Svyazinvest Effective from: July 8, 1997	-	-
Name: Open Joint Stock Company North-West Telecom Location: st. B. Morskaya 24, 191186 St-Petersburg Postal address: st. B. Morskaya 24, 191186 St-Petersburg Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: OJSC North-West Telecom is an entity under direct control of OJSC Svyazinvest Effective from: July 8, 1997	-	-
Name: Open Joint Stock Company Sibirtelecom Location: st. Lenina 5, 630099 Novosibirsk Postal address: st. Lenina 5, 630099 Novosibirsk Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: OJSC Sibirtelecom is an entity under direct control of OJSC Svyazinvest Effective from: July 8, 1997	-	-
Name: Open Joint Stock Company Stavtelecom named after V.V. Kuzminov Location: pr. Oktyabrskoi Revolutsii 10/12, 355035 Stavropol Postal address: pr. Oktyabrskoi Revolutsii 23, P.O. Box 15/85, 355035 Stavropol Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: OJSC Stavtelecom named after V.V. Kuzminov is an entity under direct control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Open Joint Stock Company Telecom of Ryazan region Location: st. Svobody 36, 390006 Ryazan Postal address: st. Svobody 36, 390006 Ryazan Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: OJSC Telecom of Ryazan region is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Open Joint Stock Company Uralsvyazinform Location: st Lenina 68, 614096 Perm Postal address: st Lenina 68, 614096 Perm Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: OJSC Uralsvyazinform is an entity under direct control of OJSC Svyazinvest Effective from: July 8, 1997	-	-
Name: Open Joint Stock Company CenterTelecom company Location: st. Proletarskaya 33, Khimki, 141400 Moskovskaya oblast Postal address: st. Narodnogo Opolcheniya 29/2, 123154 GSP-317 Moscow Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: OJSC CenterTelecom company is an entity under direct control of OJSC Svyazinvest Effective from: July 8, 1997	Ordinary: 2,085 Preferred: -	0,00021%
Name: Open Joint Stock Company Central telegraph Location: st. Tverskaya 7, 103375 Moscow Postal address: st. Tverskaya 7, 103375 Moscow Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: OJSC Central telegraph is an entity under direct control of OJSC Svyazinvest Effective from: July 8, 1997	-	-
Name: Open Joint Stock Company South Telecom Company Location: st. Karasunskaya 66, 350000 Krasnodar Postal address: st. Karasunskaya 66, 350000 Krasnodar Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: OJSC South Telecom Company is an entity under direct control of OJSC Svyazinvest Effective from: July 8, 1997	-	-
Name: Limited partnership company Teleport-Ivanovo Location: st Tashkentskaya 90, 153032 Ivanovo Postal address: st Tashkentskaya 90, 153032 Ivanovo Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: LLP Teleport-Ivanovo is an entity under indirect control of OJSC Svyazinvest Effective from: October 11, 2002	-	-
Name: Open Joint Stock Company Tatincom-T Location: Lomzhinskaya st. 20A, 420140 Kazan, Tatarstan republic Postal address: Lomzhinskaya st. 20A, 420140 Kazan, Tatarstan republic Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: OJSC Tatincom-T is an entity under indirect control of OJSC Svyazinvest Effective from: 2003	-	-
Name: Anton A. Alekseev Residence: Moscow Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: This individual, while employed by OJSC Rostelecom, conjointly with other persons employed by Rostelecom gains the majority in the Board of Directors of the other legal entity. Effective from: June 20, 2003	-	-
Name: Marina V. Bulgakova Residence: Saint-Petersburg Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: This individual, while employed by OJSC Rostelecom simultaneously serves as a sole executive body of the other legal entity. Effective from: November 10, 2002	-	-
Name: Vladimir N. Zyryanov Residence: Moscow Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: This individual, while employed by OJSC Rostelecom simultaneously serves as a sole executive body of the other legal entity. Effective from: March 31, 2003	-	-
Name: Yury S. Koksharov Residence: Ulan-Ude Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: This individual, while employed by OJSC Rostelecom simultaneously serves as a sole executive body of the other legal entity. Effective from: March 31, 2003	-	-
Name: Andrey L. Petrov Residence: Saint-Petersburg Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: This individual, while employed by OJSC Rostelecom, conjointly with other persons employed by Rostelecom gains the majority in the Board of Directors of the other legal entity. Effective from: October 1, 2003	-	-
Name: Eugeny Yu. Sekerin
Residence: Saint-Petersburg
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the same group: This individual, while employed by OJSC Rostelecom simultaneously serves as a sole executive body of the other legal entity.
Effective from: March 31, 2003
The condition by virtue of which the person belongs to the same group: This individual, while employed by OJSC Rostelecom, conjointly with other persons employed by Rostelecom gains the majority in the Board of Directors of the other legal entity.
Effective from: June 20, 2003	-	-
Name: Che Chekhon Residence: Omsk Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: This individual, while employed by OJSC Rostelecom simultaneously serves as a sole executive body of the other legal entity Effective from: March 31, 2003	Ordinary: 2,750 Preferred: 7,200	0,00102%
Name: Oleg S. Shedenkov Residence: Moscow Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: This individual, while employed by OJSC Rostelecom, conjointly with other persons employed by Rostelecom gains the majority in the Board of Directors of the other legal entity. Effective from: October 1, 2003	-	-
Name: Vadim M. Yakovlev Residence: Saint-Petersburg Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: This individual, while employed by OJSC Rostelecom, conjointly with other persons employed by Rostelecom gains the majority in the Board of Directors of the other legal entity. Effective from: October 1, 2003	-	-
Name: Open Joint Stock Company Svyazinvest Location: st. Tverskaya 7, 103375 Moscow Postal address: st. Plushchikha 55 buld.2, 119121 Moscow Status: This entity is entitled to dispose of over 20% of the Company's voting shares. Effective from: July 8, 1997	Ordinary: 369,224,907 Preferred: -	38.00%
Name: Limited liability company Informtech Location: st. Sokhanya 7, 334200 Ukraine, The Crimea Postal address: st. Sokhanya 7, 334200 Ukraine, The Crimea Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: November 5, 1997	-	-
Name: Autonomous non-profit organization NTCS TsNIIS-RTC Location: 1-projezd Perova polya 8, 111141 Moscow Postal address: 1-projezd Perova polya 8, 111141 Moscow Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: February 26, 1996	-	-
Name: Closed Joint Stock Company Razbeg-Megafon Location: st. Trifonovskaya 56, 129110 Moscow Postal address: st. Trifonovskaya 56, 129110 Moscow Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: November 28, 1994	-	-
Name: Subsidiary company Boarding House Malakhit Location: st. Sherbakova 15, 334200 Republic of Ukraine, Autonomous Republic of Crimea Postal address: st. Sherbakova 15, 334200 Republic of Ukraine, Autonomous Republic of Crimea Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: December 5, 2001	-	-
Name: Closed Joint Stock Company Aquapark-RT Location: Delegatskaya st., 5, 103091 Moscow, Russia Postal address: Delegatskaya st., 5, 103091 Moscow, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: March 29, 1996	-	-
Name: Closed Joint Stock Company Westelcom Location: Sushchevsky Val st., 26, 127018 Moscow, Russia Postal address: Sushchevsky Val st., 26, 127018 Moscow, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: December 06, 1992	-	-
Name: Closed Joint Stock Company Globalstar Space Telecommunications Location: Dubovaya Roshcha st., 25, bld. 2, 127427 Moscow, Russia Postal address: Sytinsky per., 3/25, bld. 5, 103104 Moscow, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: September 20, 1996	-	-
Name: Closed Joint Stock Company Engineering Center Location: Kazakova st., 16, 103064 Moscow, Russia Postal address: Kazakova st., 16, 103064 Moscow, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: June 16, 1995	-	-
Name: Closed Joint Stock Company Incom Location: Zubovsky Boulevard, 27/26, bld. 3, 119021 Moscow, Russia Postal address: Zubovsky Boulevard, 27/26, bld. 3, 119021 Moscow, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: November 30, 2000	-	-
Name: Closed Joint Stock Company The Moscow Center of New Telecommunications Technologies Location: Arbat st., 46, 121002 Moscow, Russia Postal address: Arbat st., 46, 121002 Moscow, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: October 9, 2002	-	-
Name: Closed Joint Stock Company Rostelecomport Location: Oktyabrskaya st., 22, 188450 Kingisepp, Leningrad Region, Russia Postal address: 1-ya Beryozovaya Alleya, 6, 197022 St.Petersburg, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: December 31, 1997	-	-
Name: Closed Joint Stock Company RTC-Internet Location: Delegatskaya st., 5, 103091 Moscow, Russia Postal address: Kalanchevskaya st., 15a, 107078 Moscow, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: September 30, 1997	-	-
Name: Closed Joint Stock Company RTC-Center Location: Delegatskaya st., 5, 103091 Moscow, Russia Postal address: Kalanchevskaya st., 15a, 107078 Moscow, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: March 1, 1996	-	-
Name: Closed Joint Stock Company Rustel Location: Degtyarny per., 6, bld. 2, Moscow, Russia Postal address: Pavla Korchagina st., 2, Moscow, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: August 5, 1996	-	-
Name: Closed Joint Stock Company Costars Insurance Company of the Telecommunications Employee Labor Union Location: Leninsky pr., 42, bld. 3, of. 33-08, 117119 Moscow, Russia Postal address: Kalanchevskaya st., 15a, 107078 Moscow, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: October 19, 1993	-	-
Name: Closed Joint Stock Company Telebarents Location: Parkovaya st., 37, 185014 Petrozavodsk, Russia Postal address: Parkovaya st., 37, 185014 Petrozavodsk, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: July 10, 1996	-	-
Name: Closed Joint Stock Company Telecom-Center Location: Dubovaya Roshcha st., 25, 127427 Moscow, Russia Postal address: Dubovaya Roshcha st., 25, 127427 Moscow, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: February 15, 1994	-	-
Name: Closed Joint Stock Company Telecom-Center Location: Dubovaya Roshcha st., 25, 127427 Moscow, Russia Postal address: Dubovaya Roshcha st., 25, 127427 Moscow, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: February 15, 1994	-	-
Name: Closed Joint Stock Company Telecomcity Location: Delegatskaya st., 5, 103091 Moscow, Russia Postal address: Delegatskaya st., 5, 103091 Moscow, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: June 3, 1997	-	-
Name: Closed Joint Stock Company Teleport-TP Location: Prospect Mira, VVTs, 129223 Moscow, Russia Postal address: Prospect Mira, VVTs, 129223 Moscow, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: April 9, 1992	-	-
Name: Closed Joint Stock Company ROSPAC Location: Bryusov per., 2a, 103009 Moscow, Russia Postal address: Bryusov per., 2a, 103009 Moscow, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: June 18, 1992	-	-
Name: Closed Joint Stock Company Information Agency Informkuryer-Svyaz Location: 4th Verkhny Mikhailovsky proezd, 6, bld. 1, 117419 Moscow, Russia Postal address: Sovkhoznaya st., 4, bld. 1, 108382 Moscow, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: June 18, 1992	-	-
Name: Closed Joint Stock Company Information Agency Informkuryer-Svyaz Location: 4th Verkhny Mikhailovsky proezd, 6, bld. 1, 117419 Moscow, Russia Postal address: Sovkhoznaya st., 4, bld. 1, 108382 Moscow, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: December 15, 2000	-	-
Name: Closed Joint Stock Company Scientific and Technical Center COMSET Location: Zeleny pr., 7, 111141 Moscow, Russia Postal address: Zeleny pr., 7, 111141 Moscow, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: November 28, 2000	-	-
Name: Commercial Bank Russian Acceptance Bank Location: Kalanchevskaya st., 15a, 107078 Moscow, Russia Postal address: Kalanchevskaya st., 15a, 107078 Moscow, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: June 27, 1996	-	-
Name: Supplementary Liability Company Television and Radio Company Yalta Location: Sokhanya st., 7, 334200 Yalta, Crimea, Ukraine Postal address: Sokhanya st., 7, 334200 Yalta, Crimea, Ukraine Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: December 3, 1997	-	-
Name: Limited Liability Company RTC-Sibir Location: Botkina st., 63, 660100 Krasnoyarsk, Russia Postal address: Karl Marks st., 246, 660100 Krasnoyarsk, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: September 23, 1993	-	-
Name: Open Joint Stock Company Moscow Long-Distance Telephone Exchange No. 9 (MMTS-9) Location: Butlerova st., 7, 117485 Moscow, Russia Postal address: Butlerova st., 7, 117485 Moscow, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: May 23, 1997	-	-
Name: Open Joint Stock Company RTComm.RU Location: Kalanchevskaya st., 15a, 107078 Moscow, Russia Postal address: Kalanchevskaya st., 15a, 107078 Moscow, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: February 6, 2002	-	-
Name: Open Joint Stock Company Central Company Business Network Location: Marshala Vasilevskogo st., 1, bld. 2, 123098 Moscow, Russia Postal address: Marshala Vasilevskogo st., 1, bld. 2, 123098 Moscow, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: June 27, 1996	-	-
Name: Limited Liability Company Tver Telecom Location: Novotorzhskaya st. 24, 170000 Tver, Russia Postal address: Novotorzhskaya st. 24, 170000 Tver, Russia Status: The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity. Effective from: December 31, 2003	-	-

CHANGES TO THE LIST OF AFFILIATED PERSONS RECORDED IN THE REPORTING QUARTER

1. OJSC Russian Telecommunication Network was included to Rostelecom's List of Affiliated Persons.
    Information changed on: March 31, 2003.
    Information in Rostelecom's List of Affiliated Persons after the change was amended as follows:

Affiliated person	Number of Company's stock held by person	Equity stake of person, %
Name: Open Joint Stock Company Russian Telecommunication Network Location: city of Moscow, Maroseyka st., bld. 2/15 Postal address: city of Moscow, Profsouznaya st., bld. 108 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: OJSC Russian Telecommunication network is an entity under indirect control of OJSC Svyazinvest Effective from: 2004	-	-

2. Limited Liability Company Om-Tel was removed from Rostelecom's List of Affiliated Persons:
    Information changed on: March 31, 2003.
    Information in Rostelecom's List of Affiliated Persons before the change was amended as follows:

Affiliated person	Number of Company's stock held by person	Equity stake of person, %
Name: Limited Liability Company Om-Tel Location: 644031, city of Omsk, Anebuita st., bld. 96/1-76 Postal address: 644031, city of Omsk, October 10th st., bld. 201 Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: The individual, while employed by OJSC Rostelecom simultaneously serves as a sole executive body of this legal entity. Effective from: March 31, 2003	-	-

3. Rostelecom shares were purchased by the Affiliated Person
    Information in Rostelecom's List of Affiliated Persons before the change:

Affiliated person	Number of Company's stock held by person	Equity stake of person, %
Name: Open Joint Stock Company Center telecom company Location: st. Proletarskaya 33, Khimki, 141400 Moskovskaya oblast Postal address: st. Narodnogo Opolcheniya 29/2, 123154 GSP-317 Moscow Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: OJSC Center telecom company is an entity under direct control of OJSC Svyazinvest Effective from: July 8, 1997	-	-

Information in Rostelecom's List of Affiliated Persons after the change was amended as follows:

Affiliated person	Number of Company's stock held by person	Equity stake of person, %
Name: Open Joint Stock Company Center telecom company Location: st. Proletarskaya 33, Khimki, 141400 Moskovskaya oblast Postal address: st. Narodnogo Opolcheniya 29/2, 123154 GSP-317 Moscow Status: The person belongs to the same group as the Company The condition by virtue of which the person belongs to the same group: OJSC Center telecom company is an entity under direct control of OJSC Svyazinvest Effective from: July 8, 1997	Ordinary: 2,085 Preferred: -	0.00021%

For further details please contact

Olga V. Mokhoreva
Head of the Securities Department OJSC Rostelecom
Tel.: +7 095 973 9940
Fax: +7 095 787 2850
E-mail: mokhoreva@hq.rt.ru